August 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Ameen Hamady, Shannon Menjivar, Ruairi Regan and Pamela Long

Re:	Fermi LLC Draft Registration Statement on Form S-11 Submitted July 3, 2025 CIK No. 0002071778

Ladies and Gentlemen:

On behalf of Fermi LLC (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 28, 2025, regarding the Company’s Draft Registration Statement on Form S-11 (“Draft Registration Statement No. 1”) confidentially submitted with the Commission on July 3, 2025. In connection with this letter, an amendment to the Draft Registration Statement No. 1 (the “Amended Registration Statement”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

Draft Registration Statement on Form S-11 submitted on July 3, 2025

Summary

Phase 1: Initial Development & Construction of the First Gigawatt, page 14

1.	Please expand your disclosure in the summary regarding the 400 MW Siemens 6x1 SGT-800 combined cycle system purchase to include the purchase price and the 2.5% Net Profit Interest.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14, 70 and 92 of the Amended Registration Statement accordingly.

Our Revenue Model and Tenant Contracts, page 20

2.	Please tell us the purpose of the table on page 20 and how it applies to your proposed business. Tell us how the transactions listed were selected and clarify if the transaction size/EV and EBITDA numbers are in millions of dollars. We also note that the information is attributed to several equity research firms and discussions with management. Please clarify whether you commissioned this information and if so, file the consents of the firms as exhibits.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed such disclosure from the Amended Registration Statement.

Implications of Being an Emerging Growth Company, page 21

3.	You state on the cover page and on page 56 that as an emerging growth company you have elected to opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, on pages 21 and 76 you indicate that while the Company does not intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act, if you do make an election to use the phase-in periods permitted by Section 107 of the JOBS Act, such election may make it difficult to compare your financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. Please remove such disclosure as it appears to suggest that the Company may later elect to use the phase in periods under section 107 of the JOBS Act after it has elected to opt-out of doing so. As indicated in your disclosure on page 56, to the extent you opt out of the extended transition provisions, such election is irrevocable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21 and 78 of the Amended Registration Statement accordingly.

Risk Factors, page 26

4.	Please expand your risk factor disclosure to address all material risks related to your proposed nuclear operations including, for example, whether a major incident at a nuclear facility anywhere in the world could cause the Nuclear Regulatory Commission to limit or prohibit the operation or licensing of any domestic nuclear unit; any risks related to limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; risks related to funding the cost of decommissioning your nuclear facilities; and any risks relating to hiring qualified contractors for construction of your nuclear reactors.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor disclosure on pages 30, 33, 35, 37, 39, 41 and 42 of the Amended Registration Statement accordingly.

5.	We note your disclosure on page 87 regarding proximity to traditional Tier 1 data center markets. Please expand your risk factor disclosure to address material risks related to your distance from such markets including whether there are any technical implications such as whether long-distance connections may require amplifiers and maintenance.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor disclosure on page 38 of Amended Registration Statement accordingly.

Use of Proceeds, page 63

6.	We note your disclosure regarding your use of proceeds to fund your expected capital expenditures with respect to Project Matador’s Phase 0 and Phase 1, your continuing operations, your procurement and installation of equipment, your power generation milestone payments, and your pipeline development projects. Please revise to disclose the approximate amount intended to be used for each such purpose. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts of such other funds needed for each such specified purpose and the sources thereof. Refer to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the use of proceeds disclosure on page 63 of the Amended Registration Statement accordingly. The Company respectfully advises the Staff that it will provide specific amounts for each use of proceeds upon determination of the offering size, as well as to identify any additional funds needed to accomplish the purposes for such use of proceeds in accordance with Item 504 of Regulation S-K.

Liquidity and Capital Resources, page 73

7.	Please expand your disclosure to discuss your ability to generate and obtain adequate amounts of cash to meet your requirements for the next 12 months and separately beyond the next 12 months. In this regard, disclose how you considered your ability to continue as a going concern and its impact on your liquidity. Further, ensure your disclosures describe and analyze the material cash requirements by quantifying the estimated amounts needed related to Project Matador for each of the phases disclosed in your Plan of Operations and other uses of capital over the next 12 months and beyond. Finally, address any limitations and constraints on obtaining any of the anticipated financings outlined in your Sources of Liquidity section and the resulting implications on your plan of operations for the next 12 months and beyond. Refer to Item 303(b)(1) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 73-76 of the Amended Registration Statement accordingly.

8.	Please describe the material terms of your convertible debt financing including the certain qualified events under which the notes will automatically convert into Class A Units referenced on page 70.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 70, 73 and 74 accordingly.

Project Matador Development Phases, page 88

9.	Please clarify the approximate timing for each of your development phases, in particular phases 2, 3 and 4. We note your disclosure on page 36 that you plan to develop four Westinghouse Reactors, each with 1,100 MW of capacity, with one unit commencing construction every two years beginning December 31, 2026. We also note your risk factor disclosure that the NRC’s review process is extensive and can span multiple years and that NEPA reviews can also take multiple years.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 13-16 and 90-94 to clarify the approximate timing of each of Project Matador’s development phases, and has also revised the risk factor language on pages 36-38 accordingly.

Use of Special Purpose Entities, page 93

10.	Please provide expanded disclosure explaining the role of each of the SPEs identified in the chart. Explain clearly Fermi’s relationship with each of these entities including the extent and nature of any ownership interests, any guarantee arrangements, who will control such entities and how such control will be exercised. Disclose the ownership amounts in the chart. Also, describe your planned use of customized financing and offtake agreements with such special purpose entities.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 17, 95 and 96 accordingly.

Nuclear Safety Regulation and Approvals, page 97

11.	Please provide an expanded discussion of applicable regulations related to your planned nuclear developments including without limitation under the Atomic Energy Act 1954, the National Environmental Policy Act and the Nuclear Waste Policy Act of 1982. Describe clearly the role of the Nuclear Regulatory Commission.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 38, 39 and 41 and 99-102 of the Amended Registration Statement accordingly.

TTU Lease Agreement, page 101

12.	We note your disclosure that the foregoing description of the Lease is not intended to be complete and is qualified in its entirety by reference to the Lease. Note that information in the prospectus may not be qualified by information outside of the prospectus other than as stated in Rule 411(a). Please revise to provide a complete description of the material terms of the lease including, for example, the term of the Lease as referenced elsewhere and the certain conditions referenced on page 101 and the conditions precedent under the Lease referenced on page 88. Also, describe the material terms of the Groundwater Lease.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 103 and 104 of the Amended Registration Statement accordingly.

Certain Relationships and Related Party Transactions, page 110

13.	We note your disclosure on page 51 that certain of your founders, executives, and strategic advisors are also investors, vendors, or partners in Company-related development entities or energy SPEs. Please describe these relationships, as may be required by Item 404 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has provided a description on page 51 of the Amended Registration Statement accordingly to clarify that this is a prospective disclosure. The Company respectfully advises the Staff that no such relationship exists as of the date hereof.

Material U.S. Federal Income Tax Considerations, page 123

14.	We note your disclosure that the following is a summary of certain material U.S. federal income tax considerations relating to your qualification and taxation as a REIT. The tax opinion you provide should present clearly the material tax consequences of the transaction and not be merely a summary of certain considerations. Refer to Staff Legal Bulletin No. 19, Section III.C.2. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will clearly present the material tax consequences of the transaction in the opinion to be filed as an exhibit to the Amended Registration Statement in a future amendment.

15.	Please remove the disclaimer that your disclosure in this section that “[t]his summary of certain material U.S. federal income tax considerations is for general information purposes only and is not tax advice.” Investors are entitled to rely on the disclosure in your prospectus.

Response: The Company acknowledges the Staff’s comment and has removed the relevant language from the Amended Registration Statement accordingly.

Exhibits

16.	Please file material agreements such as the Equipment Purchase Agreement with Firebird LNG, LLC, the equipment purchase agreement with Bayonne Plant Holding, L.L.C. and the groundwater lease as exhibits. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Equipment Purchase Agreement with Firebird LNG, LLC has been subsumed by that certain Membership Interest Purchase Agreement with Firebird LNG, LLC. The Company has filed as exhibits 10.5, 10.6 and 10.7 the Membership Purchase Agreement with Firebird LNG, LLC, the Bayonne Equipment Purchase Agreement and the Groundwater Lease, respectively.

General

17.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will supplementally provide to the Staff under separate cover all written communications that the Company or anyone authorized to act on the Company’s behalf present to potential investors in reliance on Section 5(d) of the Securities Act, including the Company’s future “Testing the Waters” presentation.

* * * * * *

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone

cc:	Matthew L. Fry, Esq., Haynes and Boone, LLP
Logan J. Weissler, Esq., Haynes and Boone, LLP
Daniel M. LeBey, Vinson & Elkins L.L.P.
David P. Oelman, Vinson & Elkins L.L.P.
Toby R. Neugebauer, Chief Executive Officer of Fermi LLC